Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Landcadia Holdings III, Inc. (the “Company”) on Form S-1, File No. 333-248856, of our report dated August 27, 2020, except for Note 2, Subsequent Events, to which the date is September 16, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Landcadia Holdings III, Inc. as of August 24, 2020, December 31, 2019 and 2018 and for the period from period from January 1, 2020 through August 24, 2020, for the year ended December 31, 2019 and for the period from March 13, 2018 (inception) through December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 23, 2020